Exhibit 6

PERU COPPER INC.
Suite 920 — 475 West Georgia Street
Vancouver, BC
V6B 4M9

May 5, 2005

PERSONAL & CONFIDENTIAL

J. David Lowell
789 Avenida Beatriz
Rio Rico, AZ  85648

Dear Mr. Lowell:

                The Corporation’s Share Option Plan (the ‘‘Plan’’) permits the Board of Directors to grant options to officers, employees and others whose contribution to the Corporation is significant. In recognition of your contribution to the Corporation and in order to permit you to share in enhanced values that you will help to create, the Board is pleased to grant to you an option (the ‘‘Option’’) to purchase Common Shares (the ‘‘Shares’’) of the Corporation. This Option is granted on the basis set out in this letter, and is subject to the Plan, a copy of which is attached. This letter and the Plan are referred to collectively below as the ‘‘Option Documents’’. All capitalized terms not otherwise defined shall have the meaning attributed to them in the Plan.

The total number of Shares that you may
purchase pursuant to this Option is:	100,000 Shares

The Option exercise price per Share is:	C$1.58

                Your rights to purchase Shares will vest and expire as follows:

Vesting Date	Number of Shares	Expiry Date
November 5, 2005	20,000	May 5, 2010
May 5, 2006	20,000	—
November 5, 2006	20,000	—
May 5, 2007	20,000	—
November 5, 2007	20,000	—

                Subject to earlier expiration in accordance with the Option Documents, your rights to purchase Shares pursuant to this Option will expire with respect to any vested portion at 11:59 p.m. on the expiry date set out above for such vested Options.

                This Option may be exercised in whole or in part in respect of vested Options at any time prior to expiry of the relevant Options, by delivery of written notice to the Corporation’s head office to the attention of the Chief Financial Officer of the Corporation, specifying the number of Shares to be purchased, accompanied by payment by bank draft, cheque or such other manner of payment permitted by the Corporation in the amount of the total purchase price of the Shares. This Option may not be exercised in amounts of less than 100 Shares in the case of any one exercise unless that exercise would entirely exhaust the Option.

                Nothing in the Option Documents will affect our right to terminate your services, responsibilities, duties and authority at any time for any reason whatsoever. Regardless of the reason for your termination, your Option rights will be restricted to those Option rights which have vested on or prior to your date of termination and, in any claim for wrongful dismissal or breach of contract, no consideration will be given to any Options that might have vested during an appropriate notice period or as a result of additional compensation you may receive in place of that notice period.

                All decisions made by the Board of Directors with regard to any questions arising in connection with the Option Documents, whether of interpretation or otherwise, will be binding and conclusive on all parties.

                The Option rights granted to you are personal and may not be sold, pledged, transferred or encumbered in any way. There are restrictions on the transfer of Shares issued to you pursuant to the Plan. Complete details of the restrictions referred to in this letter are set out in the Plan.

                Please acknowledge acceptance of your Option rights on these terms by signing where indicated below on the enclosed copy of this letter and returning the signed copy to the Corporation to the attention of the Chief Financial Officer. By signing and delivering this copy, you are acknowledging receipt of a copy of the Plan and are agreeing to be bound by all of the terms of the Option Documents.

Yours truly,

PERU COPPER INC.

By:	/s/ Thomas Findley

I have read and agree to be bound by this letter and the Plan.

Signature:	J. David Lowell

Address:	789 Avenue Beatriz, Rio Rico, AZ 85648

Witness:	/s/ Sandra M. Archibald

Witness Name:	Sandra M. Archibald
(Printed)